1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ELISE M. DOLAN

elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
February 27, 2012
VIA EDGAR
Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided to me in a telephonic discussion on October 25, 2011, with respect to your review of Post-Effective Amendment No. 287 (“PEA No. 287”) to the Trust’s registration statement filed with the Securities and Exchange Commission on September 15, 2011. PEA No. 287 was filed for the purpose of registering shares of a new series of the Trust, the Goldman Sachs Managed Futures Strategy Fund (the “Fund”). We have reproduced your comments below, followed by our responses.
1.	Comment: Please disclose the maturity and credit quality parameters of the Fund’s fixed income investments.

Response: We have incorporated your comment.

2.	Comment: Please confirm that estimated dividend expenses relating to short sales, if any, are included in “Other Expenses” in the Fee Table. If dividend expenses relating to short sales are excluded from the Fund’s expense limitation, please disclose in footnote 3 to the Fee Table.

Response: The Fund does not expect to incur dividend expenses relating to short sales. Accordingly, the Fund believes that its current disclosures in this regard are appropriate.

February 27, 2012 Page 2
3.	Comment: With respect to the disclosure stating that “[t]he Investment Adviser seeks to identify price trends in various asset classes using a variety of short-, medium-, and long-term signals...” and “[t]he size of the Fund’s position in an instrument or asset will primarily be related to the strength of the overall trend signal...”, please revise the language in light of plain English principals.

Response: We have incorporated your comment.

4.	Comment: Please add disclosure regarding how the Investment Adviser selects individual securities for purchase and sale.

Response: The Fund includes disclosure with respect to selection of securities for purchase in the Principal Strategy and Investment Management Approach sections of the Prospectus. We have incorporated your comment with respect to selection of securities for sale.

5.	Comment: Please consider whether “Short Position Risk” should be included as a principal risk of the Fund.

Response: We have incorporated “Short Position Risk” in the “Principal Risks of the Fund” section of the Prospectus.

6.	Comment: Please ensure that the derivatives-related disclosures in the Prospectus are appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Fund hereby confirms that it believes its derivatives-related disclosures to be appropriate.

7.	Comment: Please disclose that shareholders will be provided with 60 days notice of any change in the Fund’s investment objective.

Response: We have incorporated your comment.

8.	Comment: Please disclose whether the Fund intends to rely on a private letter ruling from the Internal Revenue Service in the event the Fund invests through a wholly-owned subsidiary.

February 27, 2012 Page 3
Response: We have incorporated your comment.

9.	Comment: Please consider whether “U.S. Government Securities Risk” should be included as a principal risk of the Fund.

Response: We have incorporated “U.S. Government Securities Risk” in the “Principal Risks of the Fund” section of the Prospectus.

10.	Comment: With respect to the disclosure in the “Service Providers—Fund Managers—Quantitative Investment Strategies Group” section of the Prospectus stating that “[t]he team develops sophisticated quantitative models and processes to generate potential alpha by forecasting returns and controlling exposure to a wide variety of risks,” please revise the language in light of plain English principals.

Response: We have incorporated your comment.

11.	Comment: If the Fund will write credit swaps, please (a) clarify that in the disclosure, and (b) confirm and disclose that the Fund will “cover” the full notional value of any credit swaps that it writes.

Response: We have incorporated your comment. The Fund hereby confirms that it will “cover” the full notional value of any credit swaps that it writes.
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan

cc:	George Djurasovic, Goldman Sachs Asset Management, L.P.